[ROPES AND GRAY LETTERHEAD]


                                         April 28, 2003

Putnam Variable Trust
One Post Office Square
Boston, MA  02109

Ladies and Gentlemen:

We are furnishing this opinion in connection with the Registration Statement on Form N-1A (the "Registration Statement") filed under the Securities Act of 1933, as amended, by Putnam Variable Trust (f/k/a Putnam Capital Manager Trust) (the "Trust") for the registration of an indefinite number of its shares of beneficial interest (the "Shares"). The Shares are proposed to be sold pursuant to a Distributor's Contract dated May 6, 1994 (the "Distributor's Contract") between the Trust and Putnam Retail Management, Inc. (f/k/a Putnam Mutual Funds Corp.).

We have acted as counsel for the Trust since its organization. We are familiar with the action taken by its Trustees to authorize this issuance of the Shares. We have examined its records of Trustee and shareholder action, its Bylaws, and its Agreement and Declaration of Trust on file at the office of the Secretary of State of The Commonwealth of Massachusetts. We have examined copies of such Registration Statement, in the form filed with the Securities and Exchange Commission, and such other documents as we deem necessary for the purpose of this opinion.

We assume that upon sale of the Shares the Trust will receive the net asset value thereof.

We are of the opinion that the Shares are currently divided into 28 separate portfolio series; that the Trust is authorized to issue an unlimited number of Shares of each of the following series: Putnam VT Voyager Fund, Putnam VT Growth and Income Fund, Putnam VT Money Market Fund, Putnam VT High Yield Fund, Putnam VT Income Fund, Putnam VT Global Asset Allocation Fund, Putnam VT Global Equity Fund, Putnam VT Utilities Growth and Income Fund, Putnam VT Diversified Income Fund, Putnam VT New Opportunities Fund, Putnam VT International Equity Fund, Putnam VT International Growth and Income Fund, Putnam VT International New Opportunities Fund, Putnam VT New Value Fund, Putnam VT Vista Fund, Putnam VT The George Putnam Fund of Boston, Putnam VT Health Sciences Fund, Putnam VT Investors Fund, Putnam VT OTC & Emerging Growth Fund, Putnam VT Research Fund, Putnam VT Small Cap Value Fund, Putnam VT Growth Opportunities Fund, Putnam VT American Government Income Fund, Putnam VT Capital Appreciation Fund, Putnam VT Discovery Growth Fund, Putnam VT Capital Opportunities Fund, Putnam VT Equity Income Fund and Putnam VT Mid Cap Value Fund; and that when the Shares are issued and sold pursuant to the Distributor's Contract, they will be validly issued, fully paid and nonassessable by the Trust.

The Trust is an entity of the type commonly known as a "Massachusetts business trust." Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Agreement and Declaration of Trust disclaims shareholder liability for acts or obligations of the Trust and requires that notice of such disclaimer be given in each agreement, obligation, or instrument entered into or executed by the Trust or the Trustees. The Agreement and Declaration of Trust provides for allocation of the assets and liabilities of the Trust among its portfolio series, and further provides for indemnification out of the property of a portfolio series for all loss and expense of any shareholder of the portfolio series held personally liable solely by reason of his being or having been a shareholder. Thus, the risk of a shareholder's incurring financial loss on account of shareholder liability is limited to circumstances in which the portfolio series itself would be unable to meet its obligations.

We consent to the filing of this opinion as an exhibit to such Registration Statement.

                               Very truly yours,

                               /s/ Ropes & Gray

                               Ropes & Gray